UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-34515

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

9 North West Fourth Ring Road Yingu Mansion Suite 1708

Haidian District Beijing, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

China Advanced Construction Materials Group, Inc. (the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-232083) and on Form S-3 (Registration Number 333-225696) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2019

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

By:	/s/ Yang (Sean) Liu
Yang (Sean) Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of December 31, 2018 and for the Six Months Ended December 31, 2018 and 2017.
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements for the Six Months Ended December 31, 2018
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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